

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 26, 2007

Allan J. Marter
Chief Financial Officer
Aurelio Resource Corporation
5554 South Prince Street, Suite 200
Littleton, CO 80120

> **Re:** **Aurelio Resource Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 4, 2007**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2007**
> **Filed May 17, 2007**
> **File No. 0-50931**

Dear Mr. Marter:

We have reviewed your filings, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Period Ended December 31, 2006

Cover

1. We note this Form 10-KSB includes financial statements for the transition period from June 1, 2006 to December 31, 2006, as a result of your change in fiscal year end from May 31 to December 31, as reported in an Item 5.03 Form 8-K filed October 26, 2006. Please revise your document to include the disclosures required by Exchange Act Rule 13a-10, or tell us why you believe you are not

required to file a transition report. This comment also applies to your Form 10-QSB for the quarterly period ended March 31, 2007 filed May 17, 2007.

Notes to Consolidated Financial Statements, page 35

Note 3 Significant Accounting Policies, page 35

Mineral Properties and Exploration Expenditures, page 36

2.   You state that once "it is determined that a mineral deposit can be economically and legally extracted or produced based on established proven and probable reserves and the results of feasibility studies, further exploration costs … will be capitalized." Please tell us why you believe it is appropriate to capitalize the costs of further exploration. Please also clarify your accounting policy for drilling and related costs incurred for the purpose of converting measured, indicated and inferred mineral resources to reserves.

Note 6 Segment Information, page 38

3.   You explain that you have two reportable segments, one for the activities in Arizona, and the other for activities in Mexico. As you have identified two separate reportable segments, please revise your document to provide the disclosures required by SFAS 131, or tell us why you believe such disclosures are not required.

Note 7 Business Acquisitions, page 38

4.   In the second paragraph you explain that you completed the acquisition of 100% of ARI's outstanding shares on August 17, 2006, and the primary reason for the acquisition was to acquire the mining claims on a property located in southeastern Arizona. However, we note from the purchase price allocation, that you have not allocated any value to the mineral properties. Please explain why this is the case and also how you determined the fair value of the assets acquired.

5.   We further note from the purchase price allocation that the acquisition of ARI resulted in a negative net asset (or the purchase of liabilities). Please tell us how you determined that the total fair value of the outstanding shares of ARI was negative.

6.   Please tell us and revise your disclosures to explain why you agreed to issue common shares that appear to have a fair value significantly greater than the net assets acquired.

Note 8 Property Acquisitions, page 39

7.   You explain that on May 15, 2006 your subsidiary, ARI, entered into a purchase and sale agreement with Hope Mining and Milling Company concerning the acquisition of 30 patented mining claims in Arizona. Part of the purchase price included a cash down payment of $250,000. Please tell us when this down payment was made, and the date upon which the purchase and sale agreement became legally binding.

8.   Per review of your Form 8-K filed August 23, 2006, the notes to the financial statements of ARI explain on page F-7 that the purchase agreement was for a potential mining facility in Arizona. This disclosure seems inconsistent with the disclosures herein which describes the purchase agreement as being for 30 patented mining claims in Arizona. Please revise the disclosure to be consistent.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

9.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note that you have replaced the word "report" with "annual report" or "quarterly report" in paragraphs 2, 3, and 4 of the certifications in your Form 10-KSB and 10-QSB. We also note that you have omitted certain wording in paragraph 4a regarding the design of your disclosure controls and procedures. Please revise your certifications to be in the exact form set forth in Item 601 of Regulation S-B.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief